EXHIBIT 99.I
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Descartes

           DESCARTES REPORTS RESULTS FOR THIRD QUARTER OF FISCAL 2005

   SIGNIFICANT EXPENSE REDUCTIONS CONTRIBUTE TO IMPROVED OPERATING PERFORMANCE
          AND UNCHANGED CASH POSITION; SHAREHOLDER RIGHTS PLAN ADOPTED

WATERLOO, ONTARIO, NOVEMBER 30, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of technology solutions for distribution and logistics sensitive organizations, today announced the following:
     o Unaudited financial results for the third fiscal quarter of its 2005 fiscal year (Q3FY05) which ended on October 31, 2004; and
     o    The adoption of a shareholder rights plan (the "Rights Plan").

Q3FY05 FINANCIAL RESULTS
The Company announced its unaudited financial results for Q3FY05, determined in accordance with United States Generally Accepted Accounting Principles (GAAP). All dollar amounts referenced are in United States currency.

Total revenues for Q3FY05 were $11.0 million, compared to $11.1 million in the previous quarter (Q2FY05) and down from $16.0 million in the third quarter in the prior fiscal year (Q3FY04). Total expenses for Q3FY05 were $13.8 million, down significantly from $33.8 million in Q2FY05 and $20.2 million in Q3FY04. This significant reduction in expenses is principally a consequence of the Company's May 2004 restructuring initiative. The loss per share for Q3FY05 was ($0.07) cents, improved from ($0.56) in Q2FY05 and ($0.10) in Q3FY04.

Compared to the prior fiscal quarter, Q3FY05 total expenses (excluding restructuring) were down $7.4 million to $13.2 million. This exceeded the Company's previously indicated expectation that Q3FY05 total expenses (excluding restructuring) would be reduced by approximately $7 million compared to Q2FY05. This significant expense reduction was a key contributor to the Company's improved operating performance in Q3FY05. Total expenses (excluding restructuring) is a non-GAAP measure (discussed in detail below) referenced to illustrate the expense savings from the Company's May 2004 restructuring initiative.

The Company's aggregate cash, cash equivalents and marketable securities at the end of Q3FY05 were $46.4 million, unchanged from the position at the end of Q2FY05 and $0.4 million higher than the preliminary estimate provided by the Company on November 2, 2004. Cash generated by the business was used to pay the $0.5 million contribution to the defense and previously announced settlement-in-principle of the class action litigation as well as $1.8 million for restructuring activities and $0.3 million to terminate a third-party outsourcing contract.

The Company's days-sales-outstanding for Q3FY05 was 68 days, down significantly from 82 days in Q2FY05 and 99 days in Q3FY04.

"Our Q3FY05 financial results reflect that our business operations have stabilized," said Art Mesher, Chief Executive Officer. "With this type of operating performance, our continued focus on aligning operating expenses with visible and recurring revenues, and our healthy cash position, our customers can be confident that we will continue to be a customer-centric organization that delivers them superior results on a long-term basis."
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Descartes

DESCARTES ADOPTS RIGHTS PLAN
The Company also announced that the Board of Directors has adopted the Rights Plan. The Company is not adopting the Rights Plan in response to any proposal to acquire control of the Company.

The Board of Directors has adopted the Rights Plan to ensure the fair treatment of shareholders in connection with any take-over offer for the Company, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. In such event, the Rights Plan will also provide the Board of Directors more time to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Rights Plan, Rights have been issued and attached to all common shares of the Company issued and outstanding as of the close of business on November 29, 2004. Rights will be issued upon any future issuance of any common shares of the Company that occurs prior to the Separation Time (as defined in the Rights
Plan).

The Rights Plan has been conditionally approved by the Toronto Stock Exchange and is subject to approval by shareholders at the Company's next annual and special meeting of shareholders. If approved by shareholders, the Rights Plan will continue in force for an initial term of three years commencing on November 29, 2004. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

The Rights Plan is not intended to prevent take-over bids. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be "Permitted Bids". Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and remain open for sixty days.

In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the Rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares in the Company at a substantial discount to the market value at the time.

CONFERENCE CALL TODAY
Company management will discuss the Q3FY05 results and expectations regarding the business in a live conference and audio Web cast with the financial community at 8:00 am ET today. The conference call is accessible by dialing
(800) 289-0493 or (913) 981-5510 and quoting reservation number 968678. The audio Web cast can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or
(719) 457-0820 and quoting reservation number 968678. An archived replay of the audio Web cast will also be available through the Descartes Web site at: www.descartes.com/investors

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a leading provider of technology solutions for distribution and logistics sensitive organizations. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' products and services provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. These products and services enable distribution-sensitive companies in industries such as retail, consumer packaged goods,
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Descartes

manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets. Descartes' products and services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

SAFE HARBOR STATEMENT

This release contains forward-looking statements that relate to financial and operating performance, the Company's restructuring initiatives and the benefits of the Rights Plan and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to the ability to continue to align operating expenses to visible and recurring revenues; the ability to achieve cost reductions on a timely basis; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; global economic, market and political conditions; the failure of the Company's shareholders to adopt the Rights Plan; and other factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Our quarterly unaudited financial statements are prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this earnings release and our investor conference calls. We believe that current shareholders and potential investors in the Company use non-GAAP financial measures in making investment decisions about the Company.

TOTAL EXPENSES (EXCLUDING RESTRUCTURING)
A non-GAAP financial measure we use in this release is total expenses (excluding restructuring). Total expenses refers to a GAAP financial measure; we use the term "total expenses (excluding restructuring)" to reflect that our financial measure also excludes restructuring costs and asset impairment (including impairment of goodwill). However, total expenses (excluding restructuring) is not a measure determined under GAAP and is not likely to be comparable to similarly titled measures reported by other companies. Total expenses (excluding restructuring) should not be construed as a substitute for total expenses or any other financial measure determined in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. We have presented total expenses (excluding restructuring) to illustrate the expense savings generated by our May 2004 restructuring initiative. The table below reconciles total expenses (excluding restructuring) for each of the Company's previous four fiscal quarters to the GAAP total expenses, which we believe is the most directly comparable GAAP measure.

(USD, IN THOUSANDS)                              Q3FY05           Q2FY05           Q1FY05           Q4FY04
                                                --------         --------         --------         --------
Total expenses                                  $ 13,775         $ 33,764         $ 42,199         $ 24,928
Adjustments to reconcile to total
expenses (excluding restructuring):
   Restructuring costs and asset
   impairment (includes                             (556)         (13,154)         (18,592)          (1,018)
   impairment of goodwill)
                                                -----------------------------------------------------------
TOTAL EXPENSES (EXCLUDING RESTRUCTURING)        $ 13,219         $ 20,610         $ 23,607         $ 23,910
                                                ===========================================================

CONTACT INFORMATION

Anca Mihaila
(519) 746-6114 ext. 2238
pr@descartes.com
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Descartes

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP; October 31 Data Unaudited)
--------------------------------------------------------------------------------

                                                                           ------------         ------------
                                                                             OCTOBER 31           January 31
                                                                                   2004                 2004
                                                                           ------------         ------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                   12,803               13,187
     Marketable securities                                                       23,552               34,586
     Accounts receivable
         Trade                                                                    8,335               12,986
         Other                                                                    1,949                3,501
     Prepaid expenses and other                                                   2,135                3,045
                                                                           ------------         ------------
                                                                                 48,774               67,305
MARKETABLE SECURITIES                                                            10,000               17,279
CAPITAL ASSETS                                                                    7,564               13,452
LONG-TERM INVESTMENTS                                                             3,300                3,300
GOODWILL                                                                           --                 18,038
INTANGIBLE ASSETS                                                                 5,128                8,264
DEFERRED CHARGES                                                                   --                  1,021
                                                                           ------------         ------------
      TOTAL ASSETS                                                               74,766              128,659
                                                                           ============         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable                                                             3,036                4,743
     Accrued liabilities                                                          5,902                3,609
     Deferred revenue                                                             2,262                2,860
     Convertible debentures                                                      26,995                 --
                                                                           ------------         ------------
                                                                                 38,195               11,212
CONVERTIBLE DEBENTURES                                                             --                 26,995
                                                                           ------------         ------------
                                                                                 38,195               38,207
                                                                           ------------         ------------

SHAREHOLDERS' EQUITY
     Common shares - unlimited shares authorized; Shares issued and
     outstanding 40,705,811 and                                                 364,907              364,907
                                                                                                  40,705,811
     Additional paid-in capital                                                  81,658               81,667
     Unearned deferred compensation                                                (227)                (339)
     Accumulated other comprehensive income (loss)                                    1                 (387)
     Accumulated deficit                                                       (409,768)            (355,396)
                                                                           ------------         ------------
                                                                                 36,571               90,452
                                                                           ------------         ------------
                                                                                 74,766              128,659
                                                                           ============         ============

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Descartes

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP; Unaudited)
--------------------------------------------------------------------------------

                                                       --------------------------      --------------------------
                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                       --------------------------      --------------------------
                                                       OCTOBER 31      October 31      OCTOBER 31      October 31
                                                             2004            2003            2004            2003
                                                       ----------      ----------      ----------      ----------
REVENUES                                                   11,045          16,026          35,366          45,432
COST OF REVENUES                                            4,711           4,787          16,068          14,257
                                                       ----------      ----------      ----------      ----------
GROSS MARGIN                                                6,334          11,239          19,298          31,175
                                                       ----------      ----------      ----------      ----------
EXPENSES
     Sales and marketing                                    2,329           7,226          16,107          21,061
     Research and development                               2,102           2,298           8,736           6,485
     General and administrative                             2,633           2,680          12,265           9,082
     Amortization of intangible assets                      1,005           1,313           3,136           4,026
     Impairment of goodwill                                  --              --            18,038            --
     Restructuring costs and asset impairment                 556           1,637          14,264          17,766
                                                       ----------      ----------      ----------      ----------
                                                            8,625          15,154          72,546          58,420
                                                       ----------      ----------      ----------      ----------
LOSS FROM OPERATIONS                                       (2,291)         (3,915)        (53,248)        (27,245)
                                                       ----------      ----------      ----------      ----------
OTHER INCOME (EXPENSE)
     Interest expense                                        (425)           (433)         (1,299)         (2,605)
     Investment income                                        109             176             405           1,074
     Gain on purchase of convertible debentures              --              --              --               904
                                                       ----------      ----------      ----------      ----------
                                                             (316)           (257)           (894)           (627)
                                                       ----------      ----------      ----------      ----------
LOSS BEFORE INCOME TAXES                                   (2,607)         (4,172)        (54,142)        (27,872)
INCOME TAX EXPENSE - CURRENT                                 (123)            (22)           (230)            (46)
                                                       ----------      ----------      ----------      ----------
LOSS                                                       (2,730)         (4,194)        (54,372)        (27,918)
                                                       ----------      ----------      ----------      ----------
LOSS PER SHARE
     Basic and diluted                                      (0.07)          (0.10)          (1.34)          (0.58)
                                                       ----------      ----------      ----------      ----------
WEIGHTED AVERAGE SHARES OUTSTANDING
     Basic and diluted (thousands)                         40,706          40,654          40,706          47,736
                                                       ==========      ==========      ==========      ==========

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Descartes

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands; US GAAP; Unaudited)
--------------------------------------------------------------------------------

                                                               -----------------------------         -----------------------------
                                                                     THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                               -----------------------------         -----------------------------
                                                               OCTOBER 31         October 31         OCTOBER 31         October 31
                                                                     2004               2003               2004               2003
                                                               ----------         ----------         ----------         ----------
OPERATING ACTIVITIES
Loss                                                               (2,730)            (4,194)           (54,372)           (27,918)
Adjustments to reconcile loss to cash provided by (used in)
operating activities:
     Depreciation                                                     544                835              1,662              1,988
     Amortization of intangible assets                              1,005              1,313              3,136              4,026
     Impairment of goodwill                                          --                 --               18,038               --
     Write-off of redundant assets                                   --                 --                5,770               --
     Amortization of convertible debenture costs                       64                 63                192                386
     Amortization of deferred compensation                             34                 35                103                136
     Gain on purchase of convertible debentures                      --                 --                 (904)
     Changes in operating assets and liabilities:
        Accounts receivable
            Trade                                                   1,708             (2,443)             4,651             (3,502)
            Other                                                     367               (417)             1,552                156
        Prepaid expenses and other                                    424                623                530               (815)
        Deferred charges                                             --                   61                657               (409)
        Accounts payable                                            1,176                528             (1,707)            (2,438)
        Accrued liabilities                                        (2,374)            (1,784)             2,681                203
        Deferred revenue                                             (261)              (549)              (598)              (923)
                                                               ----------         ----------         ----------         ----------
Cash used in operating activities                                     (43)            (5,929)           (17,705)           (30,014)
                                                               ----------         ----------         ----------         ----------
INVESTING ACTIVITIES
     Maturities of marketable securities                            4,228             29,838             22,252            132,029
     Sale of marketable securities                                   --                 --                8,198               --
     Purchase of marketable securities                             (3,197)              --              (12,137)            (1,404)
     Additions to capital assets                                      (25)            (1,185)              (992)            (3,839)
     Acquisition of subsidiaries                                     --                 (235)              --                 (335)
                                                               ----------         ----------         ----------         ----------
Cash provided by investing activities                               1,006             28,418             17,321            126,451
                                                               ----------         ----------         ----------         ----------
FINANCING ACTIVITIES
     Purchase of convertible debentures                              --                 --                 --              (43,274)
     Purchase of common shares                                       --                 --                 --              (27,228)
     Issuance of common shares for cash                              --                 --                 --                   17
                                                               ----------         ----------         ----------         ----------
Cash used in financing activities                                    --                 --                 --              (70,485)
                                                               ----------         ----------         ----------         ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      963             22,489               (384)            25,952

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   11,840             24,658             13,187             21,195
                                                               ----------         ----------         ----------         ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         12,803             47,147             12,803             47,147
                                                               ==========         ==========         ==========         ==========